UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

PETROBRAS ANNOUNCES FINAL RESULTS OF OFFER TO EXCHANGE NEW REGISTERED SECURITIES FOR SECURITIES OFFERED IN PRIVATE TRANSACTIONS

RIO DE JANEIRO, BRAZIL – September 15, 2020 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces that holders of U.S.$4,037,681,000 aggregate principal amount of 5.093% Global Notes due 2030 (the “Old Notes”), issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”), tendered their Old Notes prior to 5:00 p.m., New York City time, on September 15, 2020 (the “Expiration Date”), pursuant to PGF’s previously announced offer to exchange (the “Exchange Offer”).

The following table summarizes the final results of the Exchange Offer, the aggregate principal amount of Old Notes that PGF has accepted to exchange and the aggregate principal amount of new 5.093% Global Notes due 2030 (the “New Notes”) registered under the Securities Act of 1933, as amended to be issued:

Title of Security	Old Notes CUSIP/ISIN	Principal Amount Outstanding	Principal Amount of Old Notes Tendered and Accepted	Principal Amount of New Notes to be Issued	New Notes CUSIP/ISIN
5.093% Global Notes due 2030	71647N BF5; US71647NBF50 / N6945A AL1; USN6945AAL19	U.S.$4,115,281,000	U.S.$4,037,681,000	U.S.$4,037,681,000	71647N BE8 / US71647NBE85

Old Notes that have been validly tendered prior to the Expiration Date cannot be withdrawn, except as may be required by applicable law. The settlement date on which PGF will exchange the Old Notes accepted in the Exchange Offer for New Notes is expected to be September 17, 2020.

The terms of the New Notes are substantially identical to the Old Notes, except for terms with respect to additional interest payments, registration rights and legends reflecting transfer restrictions. The New Notes are unconditionally and irrevocably guaranteed by Petrobras. Holders of Old Notes accepted for exchange will receive interest on the corresponding New Notes and not on such Old Notes. Any Old Notes not tendered or accepted for exchange will remain outstanding.

# # #

The Bank of New York Mellon acted as the exchange agent for the Exchange Offer. Questions or requests for assistance related to the Exchange Offer may be directed to The Bank of New York Mellon at +1 (212) 815-4259. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

This announcement is for informational purposes only. This announcement is not an offer to exchange any Old Notes. The Exchange Offer was not made to holders of Old Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact
By:	/s/ Adriana Fernandes de Brito
Name: Adriana Fernandes de Brito
Title: Attorney in Fact

Date: September 16, 2020